[LETTERHEAD OF SIDLEY AUSTIN LLP]

October 12, 2007

Securities and Exchange Commission

Station Place

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Song P. Brandon

Re:	IPC The Hospitalist Company, Inc.

Registration Statement on Form S-1

Filed August 31, 2007

File No. 333-145850

Dear Ms. Brandon:

On behalf of IPC The Hospitalist Company, Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated September 27, 2007 (the “comment letter”) relating to the above-referenced Registration Statement on Form S-1 filed on August 31, 2007 (the “Registration Statement”). We have revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 1 to the Registration Statement (“Amendment No. 1”), which reflects these revisions and updates a limited amount of other information.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter, and we have retyped the text of the Staff’s comments in bold below. Page references in the text of this letter correspond to the pages of Amendment No. 1.

FORM S-1

General

1.	Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

The Company respectfully advises the Staff that it will provide the Staff with proofs of all graphic, visual, or photographic information that the Company intends to provide in the printed prospectus when such materials become available.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

[LETTERHEAD OF SIDLEY AUSTIN LLP]

IPC The Hospitalist Company, Inc.

October 12, 2007

2.	Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

The Company respectfully advises the Staff that it intends to file a pre-effective amendment containing pricing-related information prior to circulating the prospectus.

3.	Please note that when you file a pre-effective amendment that includes your price range, it must be bona fide. We interpret this to mean your range may not exceed $2 if you price below $20 and 10% if you price above $20.

The Company respectfully advises the Staff that the price range contained in the pre-effective amendment containing pricing-related information, when filed, will be within the range outlined by the Staff.

4.	Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

Prospectus Summary, page 1

5.	Your summary does not present a balanced view of your company and its operations. Please revise the summary to provide disclosure regarding any negative aspects of your company’s experiences and prospects. Please also note that the balancing disclosure you provide should be no less prominent than your positive disclosure. This also means that you cannot satisfy the comment by merely providing a cross-reference to the risk factors section.

In response to the Staff’s comment, the Company has revised the disclosure throughout the prospectus summary.

6.	With respect to your disclosure concerning your business strategy, please note that if you choose to retain that topic, please balance the discussion of your strategy with a discussion of obstacles and risks in implementing the stated business objectives. Similarly, with respect to your competitive strengths, please balance that discussion with certain weaknesses you face as compared to other companies in the same industry.

In response to the Staff’s comment, the Company has revised the disclosure on page 7 of the prospectus.

[LETTERHEAD OF SIDLEY AUSTIN LLP]

IPC The Hospitalist Company, Inc.

October 12, 2007

7.	Please explain what a hospitalist is and what type of education and training a person undergoes in order to become a hospitalist.

In response to the Staff’s comment, the Company has revised the disclosure on page 1 of the prospectus.

8.	We note that several paragraphs of your Summary and Business sections contain repetitive disclosure and further do not provide sufficient disclosure on your role in the hospitalist industry or how you earn revenue. More specifically, your disclosure as drafted appears to focus more on what a hospitalist does rather than your role as a manager and administer in the hospitalist industry. Please revise this section to discuss what your role is in the hospitalist industry as well as how your business earns revenue. In those regards, your discussion should also include explanations as to who requests and who contracts for hospitalist services; who employs hospitalists and what services they provide; what services you provide; who is billed for the services provided by you and by the hospitalists, respectively; who pays and who reimburses you and the hospitalists, respectively.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 3, 4 and 48-50 of the prospectus.

9.	Additionally, please include a discussion that clearly explains the relationship between you, the hospitalist practices, hospitalist, referring physicians, hospitals, patients and insurers in the deployment of hospitalist services.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 48 of the prospectus.

10.	In this section you refer to hospitalists as “driv[ing] the inpatient care” and “drive[ing] high quality of care.” Rather than using these phrases, please provide language that specifically details what a hospitalist does in terms of providing inpatient care.

In response to the Staff’s comment, the Company has revised the disclosure on pages 1 and 46 of the prospectus.

[LETTERHEAD OF SIDLEY AUSTIN LLP]

IPC The Hospitalist Company, Inc.

October 12, 2007

Industry Overview, page 1

11.	We note your reference to a study in the Journal of American Medical Association in the carryover paragraph on page 2 where you indicate that hospitalist programs have resulted in an average of 13.4% reduction in hospital costs and an average 16.6% reduction in the average length of a patient’s hospital stay. Please revise your disclosure to include the year the study was conducted.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 46 of the prospectus.

12.	In the first full paragraph on page 2 you provide statistical and market information related to your industry. Please revise to include the source of your information.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 46 of the prospectus.

13.	You state in the second full paragraph that you believe “over 40% of all hospitals have formal hospitalist programs and a greater number of hospitals having hospitalists practicing within the facility.” Please state the basis for this statement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 46 of the prospectus.

Competitive Strengths, page 5

14.	You state in the subheading “Comprehensive Repository of Outcomes Data” on page 5 that you believe you have established the “largest database of hospitalist patient information.” Please state the basis for this statement.

In response to the Staff’s comment, the Company has revised the disclosure on pages 5 and 51 of the prospectus.

Risk Factors, page 11

15.	Based on your disclosure in the Use of Proceeds section and elsewhere in the document, it appears you intend to use the proceeds of this offering to pay down your outstanding debt with the proceeds of this offering. Without additional information as of the latest practicable date about the amount of debt you intend to repay, it is difficult to determine the amount of proceeds you will have available to expand your business or further your business goals. Please consider adding a new risk factor discussing the risks and consequences associated with the fact that you will expend most of your net proceeds to pay down existing debt or other obligations.

In response to the Staff’s comment, the Company has revised the disclosure on page 20 of the prospectus. The Company respectfully advises the Staff that because it only intends to use between three and four million dollars of the proceeds of the offering to pay down existing debt, it has not included a new risk factor associated with expending most of the net proceeds of the offering to pay down existing debt.

[LETTERHEAD OF SIDLEY AUSTIN LLP]

IPC The Hospitalist Company, Inc.

October 12, 2007

“The healthcare industry is complex and intensely regulated at the federal . . . . ,” page 11

16.	To the extent you have violated or been the subject of an investigation alleging a violation of any healthcare laws or regulations, please describe the violation or investigation and how it materially impacted your business.

The Company respectfully advises the Staff that it does not believe that it has violated or been the subject of an investigation alleging a violation of any healthcare laws or regulations that has materially impacted its business.

“Our revenue may be negatively impacted by the failure of our affiliated . . . ,” page 12

17.	To the extent your business has been materially impacted by your affiliated hospitalists’ providing you with incorrect or incomplete documentation or inaccurate reimbursement codes, please describe the circumstance and how it impacted your business.

The Company respectfully advises the Staff that its affiliated hospitalists have not provided it with incorrect or incomplete documentation or inaccurate reimbursement codes in a manner that has materially impacted its business.

“Compliance with federal and state privacy laws is expensive, and we . . . ,” page 13

18.	To the extent your business has been materially impacted by a failure to comply with any federal and state laws and regulations governing the collection, dissemination, use, security and confidentiality of patient-identifiable health information, please describe the circumstance and how it impacted your business.

The Company respectfully advises the Staff that it does not believe that it has failed to comply with any federal and state laws and regulations governing the collection, dissemination, use, security and confidentiality of patient-identifiable health information in a manner that has materially impacted its business.

[LETTERHEAD OF SIDLEY AUSTIN LLP]

IPC The Hospitalist Company, Inc.

October 12, 2007

“Providers must be properly enrolled in governmental healthcare programs . . . ,” page 13

19.	You indicate that in the past Medicare program carriers often did not issue approvals for reimbursement in a timely manner to some of your affiliated hospitals. To the extent that such delays have materially impacted your cash flow and revenues, please describe the circumstance and how it impacted your business, if any.

The Company respectfully advises the Staff that the delays experienced by the Company in obtaining approvals for reimbursement of its affiliated hospitalists by Medicare program carriers have not materially impacted its business except as disclosed with respect to days sales outstanding on pages 42-43 of the prospectus.

“We may face malpractice and other lawsuits that may not be covered . . . ,” page 13

20.	We note your disclosure in this risk factor where you disclose that you had one instance where your insurance coverage was not adequate to cover liabilities arising out of claims asserted against you. Please briefly describe the claim asserted against you and the amount of the claim. We note you have provided this information in your Business section. Please also describe any material impact it had on your operations.

In response to the Staff’s comment, the Company has revised the disclosure on pages 13-14 of the prospectus. The Company respectfully advises the Staff that settlement of this claim significantly reduced its pre-tax income, but did not significantly impact its cash flows.

“We have established reserves for potential medical malpractice liability . . . ,” page 14

21.	Please revise to briefly describe your level of reserves for the past three fiscal years, whether those reserves have been adequate and whether you have made any adjustments to those reserves because of deficiencies. If you have made material adjustments in prior years, please quantify these adjustments and disclose the causes for any errors in estimating reserves.

In response to the Staff’s comment, the Company has revised the disclosure on page 14 of the prospectus.

“Competition for qualified hospitalists is intense, and we may not be able . . . ,” page 14

22.	You indicate that the limited number of qualified hospitalists may require you to increase hospitalist compensation in a manner that decreases your profit margin. Please briefly explain why qualified hospitalists are limited and what you mean by “qualified.”

In response to the Staff’s comment, the Company has revised the disclosure on page 14 of the prospectus and eliminated the reference to “qualified” hospitalists.

[LETTERHEAD OF SIDLEY AUSTIN LLP]

IPC The Hospitalist Company, Inc.

October 12, 2007

23.	Please disclose your current affiliated hospitalist turnover rate.

The Company respectfully advises the Staff that, upon completion of the offering, the Company will be the only publicly-traded dedicated hospitalist company. The Company further advises the Staff that it does not believe that its competitors or other healthcare providers have provided publicly-available quantitative disclosure regarding the turnover rates amongst their hospitalists. Accordingly, disclosure regarding the Company’s affiliated hospitalist turnover rate could place the Company at a competitive disadvantage with its competitors. The Company also believes that this information is not useful disclosure to a potential investor because such person is unlikely to possess information that would facilitate a comparison of the Company’s turnover rate to that of its competitors.

The Company further advises the Staff that it has disclosed, as a risk factor, that there is a limited supply of hospitalists and that competition to hire these hospitalists is intense. To date, the Company has been able to retain and hire hospitalists in sufficient numbers to maintain and grow its business.

24.	To the extent that you have experienced difficulties in recruiting or retaining qualified hospitalists, revise to discuss these difficulties.

The Company respectfully advises the Staff that it has not experienced difficulties in recruiting or retaining qualified hospitalists in a manner that has materially impacted its business.

“We may be unable to enforce the non-competition covenants of departed . . . ,” page 14

25.	Please disclose the duration of the non-competition covenants.

In response to the Staff’s comment, the Company has revised the disclosure on page 14 of the prospectus.

“Restrictions on immigration may affect our ability to compete for and . . . ,” page 14

26.	Please disclose the percentage of your affiliated hospitalists that are not US citizens.

In response to the Staff’s comment, the Company has revised the disclosure on page 15 of the prospectus to clarify that all of its affiliated hospitalists have completed residencies in the United States. In addition, the Company respectfully advises the Staff that it does not believe that its competitors or other healthcare providers have provided publicly-available quantitative disclosure regarding the percentage of their hospitalists that are not U.S. citizens. Disclosure regarding the percentage of the Company’s affiliated hospitalists that are not U.S. citizens is not useful disclosure to a potential investor because such person is unlikely to possess information that would facilitate a comparison between the Company and its competitors.

[LETTERHEAD OF SIDLEY AUSTIN LLP]

IPC The Hospitalist Company, Inc.

October 12, 2007

27.	To the extent restrictions on immigration has materially impacted your ability to compete for and provide services, please describe the circumstance and how it impacted your business.

The Company respectfully advises the Staff that restrictions on immigration have not impacted its business in a manner that has materially impacted its business.

“If we inadvertently employ or contract with an excluded person, we may . . . ,” page 16

28.	To the extent your hiring of an “excluded” person has materially impacted your business in the past, please describe the circumstance and how it impacted your business.

The Company respectfully advises the Staff that it does not believe that it has previously employed or contracted with an “excluded” person.

“The hospitalist industry is competitive,” page 16

29.	You indicate that there are other companies and individuals currently providing hospitalist services. Please identify your major competitors or if there are too many to name, please approximate how many competitors you have.

In response to the Staff’s comment, the Company has revised the disclosure on page 17 of the prospectus.

“We are reliant, to a significant degree, on appropriate referrals from third . . . ,” page 17

30.	Please quantify approximately what percentage of your business originated from referrals from third parties.

In response to the Staff’s comment, the Company has revised the disclosure on page 17 of the prospectus.

[LETTERHEAD OF SIDLEY AUSTIN LLP]

IPC The Hospitalist Company, Inc.

October 12, 2007

31.	Please explain what you mean by “appropriate” referrals.

In response to the Staff’s comment, the Company has revised the disclosure on page 17 of the prospectus to remove the reference to “appropriate” referrals.

“Hospitals may terminate their agreements with us, or reduce the fees they . . . ,” page 17

32.	Please disclose what percentage of your revenue is derived from contracts with hospitals for hospitalist services.

In response to the Staff’s comment, the Company has revised the disclosure on page 17 of the prospectus.

33.	Please indicate what percentage of your contracts that expired last year did not renew with you. To the extent applicable, please give the reasons why such hospitals did not renew their contract with you.

The Company respectfully advises the Staff that, in response to the Staff’s immediately preceding comment, the Company has revised its disclosure to indicate that it only derives approximately five percent of its net revenue from contracts with hospitals. Accordingly, the failure of certain hospitals to renew contracts with the Company has not materially impacted its business. In addition, the Company believes that disclosure of this information to potential investors is unnecessary, as the relatively small percentage of gross revenues derived from the hospital contracts makes disclosure of the percentage of contracts that were not renewed, or the reasons why such contracts were not renewed, immaterial to potential investors for purposes of understanding our business.

The Company further advises the Staff that disclosure of the percentage of contracts that were not renewed, or the reasons why such contracts were not renewed, could place the Company at a strategic disadvantage in negotiating future contracts with hospitals.

34.	You indicate that your partner hospitals may introduce unfavorable terms. Please revise your disclosure to provide examples of same unfavorable terms that you have encountered with your partner hospitals.

The Company respectfully advises the Staff that the hospitals with which it has contracted have not introduced unfavorable terms in a manner that has materially impacted the Company’s business.

[LETTERHEAD OF SIDLEY AUSTIN LLP]

IPC The Hospitalist Company, Inc.

October 12, 2007

35.	Additionally, to the extent any reduction of fees paid to you has materially impacted your business, please describe the circumstance and how it impacted your business.

The Company respectfully advises the Staff that it has not had a hospital with which it has contracts reduce the fees paid to the Company in a manner that has materially impacted its business.

“We may have difficulty collecting payments from third-party payors in . . . ,” page 18

36.	Please quantify approximately what percentage of your revenue comes from third-party payors.

In response to the Staff’s comment, the Company has revised the disclosure on pages 3 and 48 of the prospectus.

“Unfavorable changes or conditions could occur in the states where our . . . ,” page 18

37.	You indicate that the majority of your revenue in 2006 was generated by operations in four states. Please quantify what percentage of your total revenue in 2006 was generated by operations located in the four states.

In response to the Staff’s comment, the Company has revised the disclosure on page 18 of the prospectus.

38.	Additionally, we note you disclose that operations located in Texas accounted for approximately 25% of your revenue in 2006. Please disclose the other three states as well as what percentage operations in each state contributed towards your total revenue in 2006. We note you provide some disclosure in your MD&A.

In response to the Staff’s comment, the Company has revised the disclosure on page 18 of the prospectus.

“We are dependent upon our key management personnel for our future . . . ,” page 19

39.	Please indicate if you have any employment agreements with any key personnel. If so, please also disclose the duration of those agreements. Additionally, please indicate if you maintain any life insurance policies for any key personnel.

In response to the Staff’s comment, the Company has revised the disclosure on page 19 of the prospectus.

[LETTERHEAD OF SIDLEY AUSTIN LLP]

IPC The Hospitalist Company, Inc.

October 12, 2007

40.	To the extent that you have experienced difficulties attracting and retaining key personnel, please revise to discuss these difficulties. Also, disclose whether any key personnel have plans to retire or leave your company in the near future.

The Company respectfully advises the Staff that it has not experienced difficulties attracting and retaining key personnel in a manner that has materially impacted its business, and that it does not believe that any key personnel have plans to retire or leave the Company in the near future.

“We may not be able to effectively manage our growth.” page 19

41.	You indicate that you have experienced significant growth in your business and personnel over the years. Please quantify how your business and personnel have grown in the last three years by using specific examples to illustrate your points. Additionally, please quantify to the extent possible, how much growth you anticipate in the next 12 to 18 months. For example, how many individuals do you expect to add to your personnel and in what capacities? Do you plan on acquiring any new businesses in the near future?

In response to the Staff’s comment, the Company has revised the disclosure on page 19 of the prospectus. The Company respectfully advises the Staff that it is not able to quantify its growth expectations for the next 12 to 18 months in a manner that would provide useful disclosure to potential investors.

“Our intellectual property rights are valuable, and if we are unable to . . . ,” page 19

42.	Other than your rights related to the IPC-Link®, what intellectual property rights are you referring to in your statement that your intellectual property rights are important assets to you.

In response to the Staff’s comment, the Company has revised the disclosure on page 19 of the prospectus.

43.	Please disclose if you have any patent rights related to your IPC-Link®. If so, please also disclose the expiration date of the patent.

The Company respectfully advises the Staff that it does not have any patent rights related to IPC-Link®.

[LETTERHEAD OF SIDLEY AUSTIN LLP]

IPC The Hospitalist Company, Inc.

October 12, 2007

“We might need to raise additional capital, which might not be available,” page 19

44.	You indicate that you may require additional working capital for expansion, to consummate acquisitions or if you suffer losses. Please quantify approximately how much capital you anticipate raising in the next 12 to 18 months.

The Company respectfully advises the Staff that it does not anticipate needing to raise additional capital in the next 12 to 18 months.

“We have a substantial amount of debt, which may adversely affect our . . . ,” page 19

45.	We note your disclosure that you have secured indebtedness of $14.4 million. You also reference “other financial obligations and contractual commitments.” Please identify what type of debt these obligations and commitments are for. Additionally, please quantify the approximate amount you owe as of a recent date.

In response to the Staff’s comment, the Company has revised the disclosure on page 20 of the prospectus.

“We may write-off intangible assets, such as goodwill,” page 20

46.	To the extent you have had to record an impairment loss related to your goodwill and it has had a material adverse effect on your results of operations, please describe the circumstance and how it impacted your results of operations.

The Company respectfully advises the Staff that, based upon its annual impairment testing, no impairment of its goodwill has been recognized to date.

47.	Please also state the value of goodwill you carry on your books and compare that amount to the negative shareholders’ equity.

In response to the Staff’s comment, the Company has revised the disclosure on page 21 of the prospectus.

“The book value of shares of common stock purchased in the offering . . . ,” page 22

48.	Please revise this risk factor to explain that investors who purchase shares will contribute % of the total amount to fund the company but will own only % of the shares outstanding.

In response to the Staff’s comment, the Company has revised the disclosure on page 23 of the prospectus.

[LETTERHEAD OF SIDLEY AUSTIN LLP]

IPC The Hospitalist Company, Inc.

October 12, 2007

“We do not intend to pay cash dividends on our common stock,” page 23

49.	Please revise the heading of this risk factor to state that because you do not anticipate paying any dividends on the common stock, capital appreciation, if any, of your common stock will be the investor’s sole source of gain. We note you have provided for this disclosure in the body of the risk factor.

In response to the Staff’s comment, the Company has revised the disclosure on page 24 of the prospectus.

Use of Proceeds page 25

50.	Please state whether you have any plans, arrangements or understandings to acquire any hospitalist practices in the near future. If so, you should provide information regarding any probable acquisitions. We may have further comments after reviewing your response and disclosure.

As explained in the prospectus, the Company’s growth strategy includes growth through acquisitions. As a result, the Company regularly evaluates potential acquisition candidates. These potential acquisition candidates can be as small as a single hospitalist’s medical practice. At this time, the Company’s management is evaluating several potential acquisitions but does not have any binding understandings or arrangements with respect to any of these potential acquisition candidates and has not obtained approval from its Board of Directors with respect to any of the candidates it is currently evaluating. Because of the preliminary nature of the Company’s evaluation of potential acquisition candidates, and the relatively small size of the candidates currently under consideration, the Company does not think that additional disclosure in the prospectus about its evaluation of potential acquisitions would be helpful to a potential investor. Moreover, the Company does not expect that it would use a portion of the offering proceeds to fund the acquisition of any of the candidates currently under consideration.

Dilution, page 27

51.	Please explain to us how you evaluated the conversion of the preferred shares in connection with the current presentation.

In response to the Staff’s comment, the Company has revised the disclosure on page 28 of the prospectus to reflect that the Company’s preferred stock automatically converts to common stock at a ratio of one-to-one upon the closing of the offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31

Critical Accounting Estimates, page 33

Claims Liability and Professional Liability Reserves page 34

52.	Please revise your discussion here to include the changes in the current period that resulted from changes in prior periods or state specifically that there have not been any such changes. For any material adjustments include a discussion of the facts and circumstances that changed in the current period that resulted in this change in estimate. For the key drivers of these reserves, provide a sensitivity analysis that shows reasonably likely changes in those assumptions.

In response to the Staff’s comment, the Company has revised the disclosure on pages 34 and 36 of the prospectus. The Company respectfully advises the Staff that the only significant drivers of the reserves relate to anticipated reserve development and incurred but not reported claims, given that it does not discount these reserves. Since the Company’s reserves are determined based on a point estimate, it does not prepare a sensitivity analysis.

[LETTERHEAD OF SIDLEY AUSTIN LLP]

IPC The Hospitalist Company, Inc.

October 12, 2007

53.	Your disclosure here, and elsewhere in the filing, refers to the use of an independent actuarial firm in establishing your reserves. The reference to an independent actuarial firm equates to the use of a valuation expert. Please name the independent actuary and provide the consent of the actuary in the registration statement.

In response to the Staff’s comment, the Company has revised the disclosure on page 36 and elsewhere in the prospectus to eliminate any reference to an independent actuarial firm.

Results of Operations, page 36

Comparison of Years Ended December 31, 2006 and 2005 and 2004 and Six Months Ended

June 30, 2007 and 2006, page 36

54.	Please expand your disclosure to provide the following information regarding your estimation process for recognizing revenue and accounts receivable process:

a)	For each period presented, quantify the amount of changes in estimates of prior period contractual adjustments that you recorded during the current period. For example for 2006, this amount would represent the amount of the difference between estimates of contractual adjustments for services provided in 2005 and the amount of the new estimate or settlement amount that was recorded during 2006.
b)	Quantify the reasonably possible effects that a change in estimate of unsettled amounts from 3rd party payors as of the latest balance sheet date could have on financial position and operations.
c)

In a comparative tabular format, please provide the payor mix concentrations and related aging of accounts receivable. The aging schedule may be based on management’s own reporting criteria (i.e. unbilled, less than 30 days, 30 to 60 days etc.) or some other reasonable presentation. Please indicate the past due amounts and a breakdown by payor classification (i.e. Medicare, Medicaid, Managed care and other, and Self-pay). We would expect Self-pay to be separately classified from any other grouping. If your billing system does not

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IPC The Hospitalist Company, Inc.

October 12, 2007

have the capacity to provide an aging schedule of your receivables, disclose that fact and clarify how this affects your ability to estimate your allowance for bad debts.
d)	If you have amounts that are pending approval from third party payors (i.e. Medicaid Pending), please provide the balances of such amounts, where they have been classified in your aging buckets, and what payor classification they have been grouped with. If amounts are classified outside of self-pay, tell us why this classification is appropriate, and disclose the historical percentage of amounts that get reclassified into self-pay.
e)	Provide to us a description of the steps you take in collecting accounts receivable, including when you determine a receivable is recorded as a bad debt and when a write off is recorded. State the threshold (amount and age) for account balance write-offs.
f)	State if your billing system generates contractual adjustments based on fee schedules for the patient’s insurance plan for each patient encounter or if an estimate of contractual allowances is made. If an estimate is made, state what factors are considered in determining the estimate.
g)	Disclose your policy for collecting co-payments.
h)	Specify the day’s sales outstanding for each period presented and discuss the reasons for significant changes from the prior period.

The Company’s responses to each of the Staff’s comments are set forth below:

a)	The Company respectfully advises the Staff that it records its revenue and accounts receivable on a net basis that reflects the amount ultimately expected to be collected as disclosed on page 35 of Management’s Discussion and Analysis—Revenues and Accounts Receivable. This means that the Company records its revenue at its net realizable value. The Company does not record revenue at standard billing rates with an offsetting contractual allowance (which has been the traditional way of recording revenue by healthcare providers). The Company has not recorded material adjustments to its net revenue or accounts receivable over the reporting periods in the filing, consequently we do not have any material “changes in estimates” to report.

b)	The Company respectfully advises the Staff that it does not file cost reports and does not have arrangements which would result in unsettled amounts from third party payors.

c)	The Company respectfully advises the Staff that it believes that disclosure of aging of accounts receivable would not provide meaningful information to a potential investor because the Company’s bad debt expense is not material to its operations. For the three years ended December 31, 2006, bad debt expense has only been in the range of 4%, 4%, and 3%, respectively, of its net revenues. The Company has revised the disclosure on page F-8 of Notes to Consolidated Financial Statements to state the amount of bad debt expense. Also, the Company revised the disclosure on page 33 of the prospectus in response to comment 54. e) to explain that self-pay accounts, co-payments and deductibles due from patients are written-off after 120 days of collection efforts by an outside service organization.

d)	The Company respectfully advises the Staff that it has no material accounts receivable balances classified as pending approval from Medicaid or other third-party payors.

e)	In response to the Staff’s comments, the Company has expanded its disclosure on page 33 of the prospectus.

f)	As discussed in the Company’s response to 54. a) above, the Company respectfully advises the Staff that it has disclosed the various factors upon which the Company bases its estimate of net revenue and accounts receivable on page 35 of the prospectus.

g)	The Company respectfully refers the Staff to its response to comment 54. e) above for additional disclosures related to collection of co-payments.

h)	In response to the Staff’s comments, the Company has revised the disclosure on pages 42 and 43 to specify its day’s sales outstanding and the reasons for significant changes from the prior period.

55.	You indicate on page 40 that you prepaid your annual malpractice insurance premium at the end of 2006 from the proceeds of a financing arrangement. Please disclose the premium amount and describe the financing arrangement where you obtained funds.

In response to the Staff’s comment, the Company has revised the disclosure on page 42 of the prospectus.

[LETTERHEAD OF SIDLEY AUSTIN LLP]

IPC The Hospitalist Company, Inc.

October 12, 2007

Contractual Obligations, page 42

56.	Please provide a revised contractual obligations table that includes your Claims Liability and Professional Liability Reserves as it would appear that these liabilities represent future legal obligations of the Company and are material. The purpose of Financial Reporting Release 67 is to obtain enhanced disclosure concerning a registrant’s contractual payment obligations and the exclusion of ordinary course items would be inconsistent with the objective of the Item 303(a)(5) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on pages 44-45 of the prospectus. The Company respectfully submits that disclosure of the amounts of its professional liability self-insurance reserves should not be set forth in the contractual obligations table. Such reserve amounts are based upon actuarial estimates and do not represent binding future legal obligations of the Company to pay such amounts during certain specified fiscal periods. Accordingly, the Company has disclosed the amounts of its professional liability self-insurance reserves separately and immediately following the contractual obligations table.

Compensation Discussion and Analysis, page 70

57.	We note your disclosure regarding the various companies you used to benchmark your compensation practices. You also disclose that you hired an independent contractor to identify those companies in April 2007. In that regard, how did you determine compensation amounts for the 2006 year?

In response to the Staff’s comment, the Company has revised the disclosure on page 74 of the prospectus.

58.	Please also identify the independent compensation consultant you hired in April 2007.

The Company respectfully submits that disclosure of the identity of the independent compensation consultant is not required to be set forth in the Company’s Registration Statement under Item 407(e)(3) of Regulation S-K.

59.	Please disclose the results of any comparison made to the companies you have identified with respect to compensation made to your named executive officers, including how the 2006 salary of each name executive officer actually compares to the peer group’s median salary for the comparable position at those companies.

In response to the Staff’s comment, the Company has revised the disclosure on page 74 of the prospectus.

Performance-Based Bonus Plan, page 71

60.	Please disclose your performance targets for 2007, if available.

The Company respectfully advises the Staff that it has excluded disclosure of its performance targets for 2007 pursuant to Instruction 2 to Item 402(b) of Regulation S-K. The first sentence of Instruction 2 to Item 402(b) establishes that the general rule is that the Compensation Discussion and Analysis (“CD&A”) is to address historical compensation information (i.e., the “information contained in the tables and otherwise provided pursuant to” Item 402). The second sentence to this instruction introduces the possibility that some events that occur after the end of the fiscal year might nevertheless be subject to disclosure in CD&A. The third sentence of the instruction clarifies that the post-fiscal year events that must be included in CD&A are those that “could affect a fair understanding of the named executive officer’s compensation for the last fiscal year.”

Disclosure of the Company’s performance targets for 2007 has not been made because disclosure of such performance targets for 2007 is not material to an understanding of the Company’s named executive officers’ compensation for the last fiscal year, and is not otherwise material in the context of the Company’s CD&A. The Company has not adopted or implemented new or modified programs and policies, made specific decisions or taken steps with respect to its performance targets for 2007 that could affect a fair understanding of the named executive officers’ compensation for 2006 disclosed on pages 77-79 of the prospectus. In particular, the Company’s performance objectives for 2007 do not vary materially from the performance objectives for 2006 disclosed on page 74 of the prospectus. In addition, the target percentages of base salary for the achievement of the Company’s performance objectives for 2007 are identical to the target percentages of base salary for the achievement of the Company’s performance objectives for 2006 disclosed on page 75 of the prospectus. Therefore, the Company respectfully submits that disclosure of the Company’s performance targets for 2007 should not be required.

[LETTERHEAD OF SIDLEY AUSTIN LLP]

IPC The Hospitalist Company, Inc.

October 12, 2007

61.	In the table you provide under this heading, you reference “target.” However, it is unclear which target you are referring to. For example, are you referring to revenue target, EBITDA target, or a combination of both of these components? Please revise your disclosure and table accordingly.

In response to the Staff’s comment, the Company has revised the disclosure on page 75 of the prospectus.

2006 Summary Compensation Table, page 73

Narrative to Summary Compensation Table and Grants of Plan Based Awards, page 74

62.	Please provide further analysis as to how you determined the bonus and non-equity incentive plan compensation for each named executive officer as it is unclear from your disclosure.

In response to the Staff’s comment, the Company has revised the disclosure on page 79 of the prospectus.

63.	We note the amount of option awards awarded to your named executive officers. Please provide an analysis of how the compensation committee determined the amount of the awards.

In response to the Staff’s comment, the Company has revised the disclosure on page 79 of the prospectus.

Grants of Plan-Based Awards, page 74

64.	Please revise footnote 1 of this table as it does not appear your document contains any section entitled “Compensation Discussion and Analysis—Components of our Executive Compensation Program—Annual Cash Incentive Bonuses.”

In response to the Staff’s comment, the Company has revised the disclosure on page 78 of the prospectus.

[LETTERHEAD OF SIDLEY AUSTIN LLP]

IPC The Hospitalist Company, Inc.

October 12, 2007

Principal and Selling Stockholders, page 94

65.	Please revise this section or in another appropriate place in your document include a discussion of the private placement transactions where your selling shareholders acquired their shares of preferred or common stock and warrants, including any conversion rates, terms, purchase prices and exercise prices.

The Company respectfully submits that, as required by Item 701 of Regulation S-K, it has disclosed on page II-2 of the prospectus information as to all of the Company’s securities sold by the Company within the past three years which were not registered under the Securities Act of 1933. The Company respectfully advises the Staff that it has also revised the disclosure on page 97 of the prospectus to include the dates of the private placement transactions in which the selling stockholders acquired their shares of preferred stock and warrants. The Company further submits that its disclosure on pages 27-28 of the prospectus regarding “Capitalization” and “Dilution” provides potential investors with sufficient disclosure regarding the Company’s capital structure and dilution in net tangible book value to new investors after giving effect to the completion of the offering. Accordingly, the Company does not believe that a detailed discussion of all private placement transactions where its selling shareholders acquired shares of preferred or common stock and warrants would be useful disclosure to a potential investor.

66.	Additionally, we note that you have warrants outstanding to purchase shares of preferred stock. We also understand that all of your outstanding preferred stock will be converted into shares of common stock prior to commencement of your offering. Please clarify whether these warrants will be exercised prior to commencement of your offering.

In response to the Staff’s comment, the Company has revised the disclosure on page 28 of the prospectus.

67.	Please identify the natural persons who beneficially own the shares held by Morgenthaler Venture Partners and CB Health Ventures.

In response to the Staff’s comment, the Company has revised the disclosure on page 99 of the prospectus.

68.	Please provide descriptions of the private placement transactions pursuant to which the shareholders acquired the securities that you are registering in this form S-1.

The Company respectfully refers the Staff to its response to comment 65, above.

[LETTERHEAD OF SIDLEY AUSTIN LLP]

IPC The Hospitalist Company, Inc.

October 12, 2007

Audited Consolidated Financial Statements—Years Ended December 31, 2006, page F-1

Consolidated Statements of Income, page F-4

69.	Please disclose Bad Debt Expense, for each period presented, as a line item on the face of the audited and interim unaudited Statements of Income or in each of the accompanying notes to financial statements. Refer to Item 5-03(b)(5) of Regulation S-X.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-9 and F-29 of the prospectus.

70.	Please disclose interest income and interest expense separately for all periods presented either here or in your notes to financial statements. Please refer to Item 5-03(b)(7) and (8) of Regulation S-X.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-14 - F-15 of the prospectus by adding a new Note 5 to its Consolidated Financial Statements.

71.	Please provide a line item that includes the cost of revenues. Refer to Item 5-03(b)(2) of Regulation S-X.

The Company respectfully advises the Staff that it agrees with the Staff’s position that it is required to separately state the cost of services as a line item in accordance with Item 5-03(b)(2)(d) of Regulation S-X. Other costs and expenses are to be separately stated if material under Item 5-03(b)(3) of Regulation S-X. The Company has combined these two line items under the caption “Physician practice salaries, benefits and other,” because, in its business, physician salaries and benefits are the cost of services. The Company does not deem its “Other expenses,” which includes the incidental direct costs of operating the Company’s physician practices, to be material, as they represented 8.5%, 8.5% and 7.9% of the Company’s net revenue in 2006, 2005 and 2004. Accordingly, the Company has combined the two line items.

72.	Please revise this presentation to provide pro forma earnings per share that reflect the conversion of the preferred shares at the time of the IPO or explain to us why such presentation is not appropriate. This also applies to the most recent interim period presented on page F-23.

In response to the Staff’s comment, the Company has revised its disclosures throughout the document to present pro forma per share data.

[LETTERHEAD OF SIDLEY AUSTIN LLP]

IPC The Hospitalist Company, Inc.

October 12, 2007

Notes to Consolidated Financial Statements, page F-7

1. Operations and Basis of Presentation, page F-7

73.	Please provide to us your analysis of the apparent decision to include only one reportable segment in your disclosures. We note on page 52 where you discuss the “Operational Management Teams” that you apparently have eleven distinct regions that are being managed at various levels.

In response to the Staff’s comment, the Company has revised the disclosure on page F-9 of the prospectus to clarify that it operates in a regional operating structure, and that the results of its regional operations are aggregated into a single reportable segment for purposes of presenting financial information as outlined in Statement of Financial Accounting Standards No. 131 (“FAS 31”), “Disclosures about Segments of an Enterprise and Related Information.”

FAS 131 allows for aggregation of operating segments into a single operating segment if their economic characteristics are similar, and each has similar products and services, similar types or classes of customers, and similar regulatory environments. Appendix A to FAS 131, states that “The Board believes that separate reporting of segment information will not add significantly to an investor’s understanding of an enterprise if its operating segments have characteristics so similar that they can be expected to have essentially the same future prospects. The Board concluded that although information about each segment may be available, in those circumstances the benefit would be insufficient to justify its disclosure. For example, a retail chain may have 10 stores that individually meet the definition of an operating segment, but each store may be essentially the same as the others.”

The Company respectfully submits that its regional operating segments have been appropriately aggregated into one reportable segment because each of its individual practice units which make up the geographical regions provide the same services to patients, are reimbursed similarly by third party payers, employ physicians with the same credentials who are compensated the same and the operating expenses of each of the practice units are similar. Each practice unit is essentially the same as the others and each geographical segment is merely a grouping of the practice units within certain greater areas.

2. Acquisitions, page F-11

74.	Please disclose the terms of the contingent payments described here and clarify why you are not able to currently determine the amount of those payments.

In response to the Staff’s comment, the Company has revised the disclosure on page F-13 of the prospectus.

7. Stock Option Plans, F-15

75.	Your disclosure here refers to an independent valuation firm in determining the fair value of your common stock. The reference to an independent valuation firm equates to the use of a valuation expert. Please name the independent valuation firm and provide their consent in the registration statement.

The Company respectfully advises the Staff that it has revised the disclosure throughout the prospectus to remove the reference to independent valuations. Also see the response to Comment 76 below. The revised disclosure is as follows:

The fair value of the common stock was determined contemporaneously with the grants.

76.	Please provide us with an analysis of how you determined the fair value of the underlying common stock and any related stock-based compensation for each equity and redeemable convertible preferred issuance. Please include an itemized chronological schedule covering all equity instruments issued, including options, warrants and preferred stock, since December 31, 2006 through the date of your response. Please provide the following information separately for each equity and convertible preferred issuance or grant:

a)	Date of each issuance or transaction;

[LETTERHEAD OF SIDLEY AUSTIN LLP]

IPC The Hospitalist Company, Inc.

October 12, 2007

b)	Number of shares granted, issued or issuable;
c)	Purchase price or exercise price per share;
d)	Any restrictions or vesting terms;
e)	Management’s fair value per share estimate;
f)	The significant factors, assumptions and methodologies management used in determining fair value;
g)	Identity of the recipient, indicating if the recipient was a related party;
h)	The nature of any concurrent transactions with the recipient;
i)	Significant factors contributing to the difference between fair value as of the date of each grant and fair value as of the date of your response;
j)	How the grant or issuance was treated for purposes of computing earnings per share.

In response to the Staff’s comment and following the disclosure guidelines for an initial registration statement in the AICPA Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation” (“Practice Aid”), the Company has revised the disclosure on pages 34 and F-29 of the prospectus.

The Company respectfully notes that the Practice Aid recommends disclosure that a valuation was performed by a third party only if the valuation specialist was a related party and that silence with respect to whether or not the valuation specialist was a related party implies that the valuation specialist was not a related party. Therefore, the Company has removed all references to the independent valuation firm from the filing. Below is a detailed listing at the Staff’s request with the information requested in a), b), c), d), e), h), and j). The information requested in f) and i) is included in the expanded disclosures in the prospectus. The Company will provide the information requested in g) supplementally.

During the period subsequent to December 31, 2006, the Company granted stock options to employees and directors with exercise prices as follows:

Grants Made During the Quarter Ended	Number of Options Granted	Weighted Average Exercise Price per Option	Weighted Average Fair Value of underlying stock	Weighted Average fair value per option
March 31, 2007	380,000	$0.38	$0.38	$0.17
June 30, 2007	259,500	$0.41	$0.41	$0.18
September 30, 2007	898,500	$0.82	$0.82	$0.38

The fair value per option is being recognized as compensation expense over the applicable vesting period (which equals the service period).

The fair value of the common stock was determined contemporaneously with the date of grant.

The revised disclosures are on page 34 of the prospectus.

77.	With respect to the contemporaneous valuations performed, please expand your disclosures here and elsewhere that is applicable to include the following:

a)	Qualitatively and quantitatively discuss the significant factors and assumptions used in the valuations performed, including how the enterprise value was estimated and changed at each grant date.
b)	Quantitatively explain how each valuation considered your stage of development and business strategy.
c)	Tell us what methodologies you used for determining the allocation between Preferred and Common stock and why your methodology used is most appropriate.
d)	Once you can reasonably estimate the IPO price, qualitatively and quantitatively discuss each significant factor contributing to the difference between each valuation and the estimated IPO price. Your disclosure should also include any options granted up to the date of filing the amendment.

In response to the Staff’s comment and following the disclosure guidelines for an initial registration statement in the AICPA Practice Aid, “Valuation of Privately-Held Company Equity Securities Issued as Compensation” (“Practice Aid”), the Company has revised the disclosures on page 36 of the prospectus as noted in the Company’s response to comment 76 above. In addition, the Company will update the disclosures related to the factors contributing to the difference between the July 2007 valuation and the initial public offering price when the Company can reasonably estimate such price.

78.	Please expand your disclosures to provide a more comprehensive summary discussion of Warrants issued to employees and non-employees. Disclose when the warrants were issued and the accounting treatment applied.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-18 - F-20 of the prospectus.

In addition, the Company has revised the disclosure on pages F-7 – F-8 of the prospectus to include the cumulative effect of the Company’s determination that the provisions of Financial Accounting Standards Board (FASB) Staff Position (FSP) No. 150-5: Issuer’s Accounting Under FASB Statement No. 150 for Freestanding Warrants and Other Similar Instruments on Shares that are Redeemable (FSP 150-5), are applicable to the outstanding warrants to purchase the Company’s redeemable convertible preferred stock.

[LETTERHEAD OF SIDLEY AUSTIN LLP]

IPC The Hospitalist Company, Inc.

October 12, 2007

8. Redeemable Preferred Stock, page F-17

79.	Please revise your disclosure to detail the “certain events” that could cause adjustments to the number of shares and prices associated with these warrants.

In response to the Staff’s comment, the Company has revised the disclosure on pages F-18 – F-20 of the prospectus.

Item 16. Exhibits and Financial Statement Schedules, page II-2

80.	We note that many of your exhibits are not yet filed. Please note that once you have filed the remaining agreements as exhibits, we will need time to review the documents, and we may have comments on them.

Please call me at (213) 896-6072 if you wish to discuss our responses to the comment letter.

Very truly yours,

/s/ Robert W. Kadlec